United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Interim Financial Statements June 30, 2020

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of June 30, 2020, and the related consolidated income statement, consolidated statement of comprehensive income and the consolidated statement of cash flows for the three and six-month periods ended June 30, 2020 and June 30, 2019, and the consolidated statement of changes in equity for the six-month period ended June 30, 2020 and June 30, 2019, including the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated income statement and statements of comprehensive income, changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated February 20, 2020, except for Notes 3 (f.iii) and 34 to the consolidated financial statements, as to which the date is April 3, 2020, which included a paragraph describing a change in the manner of accounting for leases on January 1, 2019, as discussed in Notes 2 (d) and 19 to the consolidated financial statements, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Brumadinho’s dam failure

We draw attention to Note 3 to the interim financial statements that describes the actions taken by the Company and the impacts on the interim financial statements as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

July 29, 2020

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

			Three-month period ended June 30,		Six-month period ended June 30,
	Notes		2020	2019	2020	2019
Net operating revenue	4	(c)	7,518	9,186	14,487	17,389
Cost of goods sold and services rendered	5	(a)	(4,212)	(5,173)	(8,490)	(9,874)
Gross profit			3,306	4,013	5,997	7,515

Operating expenses
Selling and administrative expenses	5	(b)	(124)	(110)	(239)	(220)
Research and evaluation expenses			(90)	(90)	(185)	(161)
Pre-operating and operational stoppage			(238)	(335)	(506)	(549)
Brumadinho event	3		(130)	(1,532)	(289)	(6,036)
Other operating expenses, net	5	(c)	(237)	(35)	(299)	(119)
			(819)	(2,102)	(1,518)	(7,085)
Impairment and disposals of non-current assets	3 and	12	(403)	(109)	(432)	(313)
Operating income			2,084	1,802	4,047	117

Financial income	6		135	122	242	219
Financial expenses	6		(585)	(751)	(1,110)	(1,559)
Other financial items, net	6		(35)	(99)	(1,902)	(94)
Equity results and other results in associates and joint ventures	12 and	16	(535)	(743)	(701)	(659)
Income (loss) before income taxes			1,064	331	576	(1,976)

Income taxes		7
Current tax			(326)	(366)	(673)	(613)
Deferred tax			181	(107)	1,177	772
			(145)	(473)	504	159

Net income (loss)			919	(142)	1,080	(1,817)
Loss attributable to noncontrolling interests			(76)	(9)	(154)	(42)
Net income (loss) attributable to Vale's stockholders			995	(133)	1,234	(1,775)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:		8
Common share (US$)			0.19	(0.03)	0.24	(0.34)

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss)	919	(142)	1,080	(1,817)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(1,786)	740	(11,249)	498
Retirement benefit obligations	(209)	(151)	(200)	(142)
Fair value adjustment to investment in equity securities	39	(54)	(209)	(93)
Total items that will not be subsequently reclassified to income statement, net of tax	(1,956)	535	(11,658)	263

Items that may be subsequently reclassified to income statement
Translation adjustments	885	(221)	5,128	70
Net investments hedge (note 19c)	(119)	33	(639)	24
Cash flow hedge	(49)	-	15	-
Total of items that may be subsequently reclassified to income statement, net of tax	717	(188)	4,504	94
Total comprehensive income (loss)	(320)	205	(6,074)	(1,460)

Comprehensive income (loss) attributable to noncontrolling interests	(53)	3	(129)	(35)
Comprehensive income (loss) attributable to Vale's stockholders	(267)	202	(5,945)	(1,425)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Cash flow from operations (a)	2,104	3,645	4,109	6,698
Interest on loans and borrowings paid (note 15)	(168)	(237)	(412)	(483)
Derivatives received (paid), net	(114)	(4)	159	(121)
Interest on participative stockholders' debentures paid	(88)	(90)	(88)	(90)
Income taxes (including settlement program)	(398)	(359)	(747)	(849)
Net cash provided by operating activities	1,336	2,955	3,021	5,155

Cash flow from investing activities:
Investment fund applications	(96)	-	(96)	-
Capital expenditures	(967)	(730)	(2,091)	(1,341)
Additions to investments	-	(1)	(75)	(1)
Acquisition of subsidiary, net of cash (note 12)	-	-	-	(496)
Proceeds from disposal of assets and investments	5	11	6	104
Dividends received from associates and joint ventures	77	193	77	193
Judicial deposits and restricted cash related to Brumadinho event (note 3)	(18)	124	(18)	(3,366)
Short-term investment (LFTs)	449	(45)	630	(31)
Other investments activities, net	(120)	(145)	(174)	(121)
Net cash used in investing activities	(670)	(593)	(1,741)	(5,059)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 15)	-	300	5,000	2,142
Payments of loans and borrowings from third-parties (note 15)	(116)	(1,636)	(491)	(1,852)
Payments of leasing	(49)	(3)	(99)	(78)
Dividends and interest on capital paid to noncontrolling interest	(5)	(14)	(8)	(77)
Net cash provided by (used in) financing activities	(170)	(1,353)	4,402	135

Increase in cash and cash equivalents	496	1,009	5,682	231
Cash and cash equivalents in the beginning of the period	11,788	5,008	7,350	5,784
Effect of exchange rate changes on cash and cash equivalents	(171)	31	(919)	33
Cash and cash equivalents at end of the period	12,113	6,048	12,113	6,048

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	12	40	44	77

Cash flow from operating activities:
Income (loss) before income taxes	1,064	331	576	(1,976)
Adjusted for:
Provisions related to Brumadinho event (note 3)	21	1,374	21	5,652
Equity results and other results in associates and joint ventures	535	743	701	659
Impairment and disposal of non-current assets	403	109	432	313
Depreciation, amortization and depletion	807	966	1,622	1,767
Financial results, net	485	728	2,770	1,434
Changes in assets and liabilities:
Accounts receivable	(922)	(557)	(301)	(93)
Inventories	(125)	229	(352)	(232)
Suppliers and contractors (i)	108	434	(566)	331
Provision - Payroll, related charges and other remunerations	115	166	(93)	(294)
Payments related to Brumadinho event (note 3) (ii)	(155)	(222)	(371)	(222)
Other assets and liabilities, net	(232)	(656)	(330)	(641)
Cash flow from operations (a)	2,104	3,645	4,109	6,698

(i) Includes variable lease payments.

(ii) Additionally, the Company incurred in expenses in the amount of US$109 and US$268 for the three and six-month periods ended June 30, 2020, respectively, and US$158 and US$262 for the three and six-month periods ended June 30, 2019, respectively, which did not qualify for provision and, as such were recognized in the income statement.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		12,113	7,350
Short-term investments	15	93	826
Accounts receivable	9	2,597	2,529
Other financial assets	11	554	759
Inventories	10	4,058	4,274
Prepaid income taxes		145	370
Recoverable taxes		395	552
Others		352	382
		20,307	17,042

Non-current assets
Judicial deposits	21(c)	2,070	3,133
Other financial assets	11	2,300	2,748
Prepaid income taxes		583	597
Recoverable taxes		516	607
Deferred income taxes	7(a)	9,804	9,217
Others		578	496
		15,851	16,798

Investments in associates and joint ventures	12	2,071	2,798
Intangibles	13	6,706	8,499
Property, plant and equipment	14	38,212	46,576
		62,840	74,671
Total assets		83,147	91,713

Liabilities
Current liabilities
Suppliers and contractors		2,934	4,107
Loans and borrowings	15	988	1,214
Leases	14	220	225
Other financial liabilities	11	1,269	1,074
Taxes payable		395	512
Settlement program ("REFIS")	7(c)	321	431
Liabilities related to associates and joint ventures	16	709	516
Provisions	20	850	1,230
Liabilities related to Brumadinho	3	1,013	1,568
De-characterization of dams	3	312	309
Interest on capital		1,159	1,571
Others		982	1,088
		11,152	13,845
Non-current liabilities
Loans and borrowings	15	15,915	11,842
Leases	14	1,432	1,566
Other financial liabilities	11	4,425	4,372
Settlement program ("REFIS")	7(c)	2,428	3,476
Deferred income taxes	7(a)	1,631	1,882
Provisions	20	7,808	8,493
Liabilities related to Brumadinho	3	710	1,415
De-characterization of dams	3	1,374	2,180
Liabilities related to associates and joint ventures	16	960	1,184
Streaming transactions		2,031	2,063
Others		347	402
		39,061	38,875
Total liabilities		50,213	52,720

Stockholders' equity	23
Equity attributable to Vale's stockholders		34,136	40,067
Equity attributable to noncontrolling interests		(1,202)	(1,074)
Total stockholders' equity		32,934	38,993
Total liabilities and stockholders' equity		83,147	91,713

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993
Net income (loss)	-	-	-	-	-	-	1,234	1,234	(154)	1,080
Other comprehensive income	-	-	(1,871)	-	(409)	(4,899)	-	(7,179)	25	(7,154)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(5)	(5)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	6	6
Assignment and transfer of shares (note 23)	-	-	-	14	-	-	-	14	-	14
Balance at June 30, 2020	61,614	1,139	5,219	(2,441)	(2,519)	(30,110)	1,234	34,136	(1,202)	32,934

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(1,775)	(1,775)	(42)	(1,817)
Other comprehensive income	-	-	122	-	(238)	466	-	350	7	357
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(85)	(85)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	15	15
Assignment and transfer of shares (note 23)	-	-	-	22	-	-	-	22	-	22
Balance at June 30, 2019	61,614	1,139	11,090	(2,455)	(2,393)	(24,638)	(1,775)	42,582	742	43,324

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.            Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.            Basis of preparation of the interim financial statements

a)    Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2019. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements.

These interim financial statements were authorized for issue on July 29, 2020.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is the relevant currency used by international investors.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
US Dollar ("US$")	5.4760	4.0307	5.3854	3.9221	4.9218	3.8459
Canadian dollar ("CAD")	4.0226	3.1034	3.8882	2.9312	3.5992	2.8833
Euro ("EUR" or "€")	6.1539	4.5305	5.9279	4.4068	5.4211	4.3440

c)   Coronavirus outbreak

The coronavirus outbreak has developed rapidly in 2020, with reports of multiple fatalities from the COVID-19, including locations where the Company has its main operations. Measures taken by various governments to contain the virus have affected economic activity of several locations. The Company has taken several measures to monitor and prevent the effects of the COVID-19 virus such as safety and health measures for its employees (like social distancing and working from home) and securing the supply of materials that are essential to the Company’s production process.

The Company continues to support the communities near its operating locations, with special focus on Brazil communities that have been more adversely affected by the pandemic. Vale has pledged more than US$85 to support COVID-19 relief efforts in the communities where it operates through its humanitarian aid program, which are being used to provide needed support such as medical supplies and equipment. This amount was recognized as “Other operating expenses” in the income statement for the three and six-months periods ended June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

A significant portion of the Company’s revenue is originated from sales made to customers in Asia and Europe, and Vale as well relies on an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in affected regions. The Company is closely evaluating the impact of the COVID-19 on its business. To date, COVID-19 has not had a significant operational or financial impact on the Company, other than those already disclosed on these interim financial statements.

Impairment and onerous contracts – The Company assessed whether there were any triggering events suggesting that an impairment test for its non-financial assets and concluded there have been no changes in the circumstances that would indicate an impairment loss. As the pandemic is still progressing in some locations, the total financial impact arising from the COVID-19 on the Company’s cash generating units (“CGU”), if any, cannot be reliably estimated at this time. Therefore, the major long-term assumptions applied on the preparation of the cash flows models, such as commodities prices and production levels, remain unchanged for the impairment trigger assessment.

Itabira mining complex, Iron Ore - From June 5, 2020 to June 17, 2020, the activities at the Itabira mining complex were suspended by a ruling of the Regional Labor Court of Appeals (“Tribunal Regional do Trabalho – TRT”) of the 3rd Region, based on an alleged increase of COVID-19 infections. On June 17, 2020, the federal labor inspectors revoked their initial suspension order and the Company resumed this operation. Therefore, impairment losses were not identified in relation to this asset.

Teluk Rubiah Maritime Terminal (“TRMT”), Iron Ore - On March 24, 2020, the Company temporarily halted its operations in the TRMT in Malaysia, as the Company was temporarily unable to secure the minimum resources to safely operate the terminal. On May 16, 2020, the Company resumed the loading operations at TRMT and no impairment losses were recorded in relation to this asset.

Voisey’s Bay, Nickel - On March 16, 2020, the Company ramped down the Voisey’s Bay mining operation and placed it on care and maintenance, as a precaution to avoid exposure when travelling to the remote site and to help to protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic. On July 3, 2020, the Company resumed this operation, which should reach its full capacity by August 2020. Therefore, impairment losses were not identified in relation to this asset.

Mozambique, Coal – In 2019, the Company fully impaired the assets related to this CGU because the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. As a result, the Company has decided to implement a new mining plan and a new plant strategy to achieve the ramp-up of this asset, which includes shortening the life of mine and completing a plant overhaul. However, due to travel and equipment transportation restrictions resulting from the COVID-19 outbreak, the Company is revisiting plans for the Mozambique coal processing plant stoppage. The halting of the processing plants’ operations was previously expected to start in the second quarter of 2020 and a new date is under evaluation. Other than this, the plan for this CGU has not changed and, therefore, no further impact was recognized in the period ended June 30, 2020.

Other assets - The Company did not identify any changes in the circumstances that would indicate an impairment trigger of other assets due to the coronavirus outbreak. However, due to the decision to sell the investment held in Vale Nouvelle-Calédonie, the Company recognized an impairment loss as disclosed in note 12. At this time, the outbreak has not caused a significant impact to the Company’s operations, but if it continues for an extended period of time, the Company’s financial conditions or results of operations in 2020 may be adversely impacted.

Liquidity – On March 24, 2020, as a precautionary measure to increase its cash position and preserve financial flexibility considering the uncertainties in the global markets resulting from the COVID-19 outbreak, the Company drew down US$5 billion under its revolving credit lines agreements, maturing in June 2022 (US$2 billion) and in December 2024 (US$3 billion). Also, in March 2020, the Company discontinued its nickel hedge accounting program, by selling the contract options for a total cash consideration of US$230.

Deferred taxes – On March 31, 2020, the Indonesian Government issued Government Regulation (“PERPPU-1”) to manage the economic impact of the COVID-19 global pandemic, which impacts the Indonesian tax policies. The enacted income tax rate of 25% has been decreased to 22% for fiscal years 2020 and 2021 and there will be a further decrease to 20%, starting from fiscal year 2022. Therefore, the Company has remeasured its deferred taxes arising from PT Vale Indonesia Tbk (“PTVI”) operations, considering the substantive enactment of the new tax rate. As a result, the Company recognized an income tax gain of US$82 for the six-month period ended June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Fair value of other assets and liabilities - At this time, the outbreak has not caused any significant impact on the fair value of the Company’s assets and liabilities. However, abnormally large changes have occurred in the valuation of financial assets across many markets since the outbreak. The outbreak continues to be uncertain, making it impossible to forecast the final impact it could have on the economy, and in turn, on the Company’s business, liquidity, and financial position meaning that the fair values of the Company’s assets and liabilities may change in later periods.

3.           Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

Vale has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event, which includes indemnification and donations to those affected by the dam rupture. In addition, the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. Therefore, the Company has a total provision to comply with these assumed obligations in the amount of US$3,409 as at June 30, 2020 (US$5,472 as at December 31, 2019).

a)   De-characterization of the dams

The changes in the provision to carry out the de-characterization of the upstream structures, certain centerline structures and dikes for the six-month periods ended June 30, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,489	-
Provision recognized	-	1,953
Payments	(111)	(16)
Present value valuation	(55)	73
Translation adjustment	(637)	8
Balance at June 30,	1,686	2,018

	June 30, 2020	December 31, 2019
Current liabilities	312	309
Non-current liabilities	1,374	2,180
Liabilities	1,686	2,489

b)    Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river.

On April 1, 2020, the judge of the 2nd Public Finance Court of Belo Horizonte released US$92 (R$500 million) from the judicial deposits of the Company. On May 15, 2020, the judge released an additional amount of US$183 (R$1 billion). Both amounts were released to the State of Minas Gerais to be used by the State Government on actions against COVID-19 outbreak and were considered part of the obligation assumed by the Company for social and economic compensation due to the Brumadinho dam rupture.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The changes in the provision for the six-month periods ended June 30, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	2,983	-
Provision for social and economic compensation	21	3,699
Payments (i)	(534)	(206)
Present value valuation	12	24
Translation adjustment	(759)	11
Balance at June 30,	1,723	3,528

	June 30, 2020	December 31, 2019
Current liabilities	1,013	1,568
Non-current liabilities	710	1,415
Liabilities	1,723	2,983

(i) Includes cash outflows of US$260 (R$1,263 million) and the realization of judicial deposits of US$274 (R$1,500 million).

In addition, the Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

Therefore, the provisions recorded in these interim financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision ranging from US$730 (R$4 billion) to US$1.5 billion (R$8 billion). All accounting impacts, if any, will be recorded in the period an agreement is reached.

c)    Incurred expenses

The Company has incurred expenses, which do not qualify for provision and have been recognized in the income statement, in the amount of US$109 and US$268 for the three and six-month periods ended June 30, 2020, respectively and US$158 and US$262 for the three and six-month periods ended June 30, 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d)   Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company recorded a loss in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$104 and US$267 for the three and six-month periods ended June 30, 2020, respectively, and US$238 and US$398 for the three and six-month periods ended June 30, 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

e)   Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$65 and US$219 as “Impairment and disposal of non-current assets” for the three and six-month periods ended June 30, 2019 in relation to the assets writen-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f)    Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigation. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

On April 14, 2020, the judge of the 1st Civil Court of Ouro Preto ordered to restrict the Company's resources in the amount of US$9 (R$50 million), to guarantee the reimbursement of any losses resulting from the compulsory removal of residents, in the event of a possible breach of the Doutor Dam.

Following these contingencies, approximately US$942 (R$5,160 million) of the Company's assets are restricted as at June 30, 2020, of which approximately US$92 (R$507 million) of the Company’s bank accounts are restricted and US$850 (R$4,653 million) were converted into judicial deposits.

For the Brumadinho event, the Company has additional guarantees in the amounts of US$1,092 (R$5,677 million) and US$1,044 (R$5,714 million) for the three and six-month periods ended June 30, 2020, respectively. The expenses related to these additional guarantees in the amounts of US$2 (R$10 million) and US$4 (R$20 million) were recorded as financial expense in the Company's income statement for the three and six-month periods ended June 30, 2020, respectively.

On May 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) obtained a preliminary injunction determining the provision of a bank guarantee and/or insurance guarantee in the amount of US$1,449 (R$7,932 million) to guarantee the application of an eventual fine and potential loss of assets, rights and values. After Vale’s appeal, the Minas Gerais Court of Justice (“TJMG”), on July 17, 2020, upheld the decision that suspended the period prescribed for the Company to provide the required guarantee, based on the understanding there is no evidence of non-compliance risk in the future of a subsequent decision on this lawsuit.

(f.i) Administrative sanctions

In 2019, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$46 (R$250 million).

On July 6, 2020 (subsequent event), the Company signed an agreement with IBAMA, of which US$28 (R$150 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and US$18 (R$100 million) will be used in basic sanitation programs in the state of Minas Gerais. The total amount will be deposited in court to, after ratification of justice, be used in these environmental projects.

Furthermore, in 2019, the Secretary for Environment – SEMA Brumadinho imposed administrative fines, in the total amount of US$20 (R$109 million).

As at June 30, 2020, both administrative sanctions are recorded as “Liabilities related to Brumadinho”.

(f.ii) U.S. Securities class action suits

Vale and certain of its officers and former officers have been named defendants in civil putative class action suits, under U.S. federal securities laws, brought before federal courts in New York by holders of our securities. These complaints were consolidated through an amended complaint brought by the Lead Plaintiff on October 25, 2019 before the United States District Court for the Eastern District of New York.

The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego do Feijão mine and the adequacy of the related programs and procedures.  The Lead Plaintiff has not specified an amount of alleged damages in these actions.  On December 13, 2019, the Company made a motion to dismiss the amended complaint. In January 2020, the lead plaintiff filed an opposition to this motion to dismiss.  On February 21, 2020, Vale filed a reply to the opposition. On May 20, 2020, Vale’s motion to dismiss was denied by the Court, although, in the same decision, the Court also dismissed several of the alleged misstatements initially claimed in the amended complaint. On June 3, 2020, Vale filed a motion for reconsideration of the Judge’s decision on Vale’s motion to dismiss. On June 17, 2020 (subsequent event), the Lead Plaintiff filed an opposition to Vale’s motion for reconsideration. The judge has not issued a decision on Vale’s motion for reconsideration to date.

Vale intends to continue to defend itself against this action and will vigorously contest these claims. Based on the assessment of the Company´s legal consultants and given its preliminary status, the expectation of loss of this proceeding is classified as possible. However, given the preliminary status of the action, it is not possible at this time to determine a reliable estimate of the potential exposure.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(f.iii) Cooperation with the SEC

The Company is cooperating with the SEC by providing documents and other information concerning the failure of Dam I as requested by the agency.

g)    Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgments, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the event.

The main critical assumptions and estimates applied in measuring the provision for de-characterization of the dams considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate.

The provision for Framework Agreements and donations may be affected by factors including, but not limited to: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

4.            Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

In 2019, the Company created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures in the affected areas due to the Brumadinho dam rupture. This Board reports to the CEO and is responsible to assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)   Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	4,852	(1,739)	(59)	(25)	(122)	-	2,907
Iron ore pellets	900	(377)	2	(1)	(17)	53	560
Ferroalloys and manganese	68	(42)	-	(1)	(10)	-	15
Other ferrous products and services	75	(56)	1	-	-	-	20
	5,895	(2,214)	(56)	(27)	(149)	53	3,502

Base metals
Nickel and other products	948	(649)	(16)	(11)	(29)	-	243
Copper	523	(185)	(3)	(15)	-	-	320
	1,471	(834)	(19)	(26)	(29)	-	563

Coal	94	(361)	3	(5)	-		(269)

Brumadinho event	-	-	(130)	-	-	-	(130)
COVID-19	-	-	(85)	-	-	-	(85)
Others	58	(69)	(190)	(32)	(1)	24	(210)
Total	7,518	(3,478)	(477)	(90)	(179)	77	3,371

	Three-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	5,849	(2,093)	(148)	(24)	(236)	-	3,348
Iron ore pellets	1,300	(576)	(3)	(5)	(13)	144	847
Ferroalloys and manganese	69	(56)	(1)	(1)	-	-	11
Other ferrous products and services	97	(82)	2	-	-	-	17
	7,315	(2,807)	(150)	(30)	(249)	144	4,223

Base metals
Nickel and other products	1,076	(794)	(22)	(8)	(4)	-	248
Copper	462	(235)	(3)	(7)	-	-	217
	1,538	(1,029)	(25)	(15)	(4)	-	465

Coal	256	(386)	2	(6)	-	28	(106)

Brumadinho event	-	-	(1,532)	-	-	-	(1,532)

Others	77	(80)	44	(39)	(3)	49	48
Total	9,186	(4,302)	(1,661)	(90)	(256)	221	3,098

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Six-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	9,163	(3,422)	(84)	(48)	(291)	-	5,318
Iron ore pellets	1,752	(789)	12	(2)	(42)	53	984
Ferroalloys and manganese	114	(91)	-	(1)	(11)	-	11
Other ferrous products and services	162	(127)	2	(1)	-	-	36
	11,191	(4,429)	(70)	(52)	(344)	53	6,349

Base metals
Nickel and other products	1,992	(1,310)	(35)	(25)	(29)	-	593
Copper	906	(392)	(2)	(32)	-	-	480
	2,898	(1,702)	(37)	(57)	(29)	-	1,073

Coal	242	(735)	5	(14)	-	75	(427)

Brumadinho event	-	-	(289)	-	-	-	(289)
COVID-19	-	-	(85)	-	-	-	(85)
Others	156	(161)	(320)	(62)	(5)	24	(368)
Total	14,487	(7,027)	(796)	(185)	(378)	152	6,253

	Six-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	10,326	(3,737)	(161)	(43)	(393)	-	5,992
Iron ore pellets	2,974	(1,329)	(7)	(10)	(23)	144	1,749
Ferroalloys and manganese	154	(113)	(2)	(1)	-	-	38
Other ferrous products and services	204	(159)	1	-	-	-	46
	13,658	(5,338)	(169)	(54)	(416)	144	7,825

Base metals
Nickel and other products	2,056	(1,482)	(34)	(15)	(12)	-	513
Copper	933	(461)	(3)	(12)	-	-	457
	2,989	(1,943)	(37)	(27)	(12)	-	970

Coal	589	(809)	1	(12)	-	56	(175)

Brumadinho event	-	-	(6,036)	-	-	-	(6,036)

Others	153	(165)	(104)	(68)	(3)	49	(138)
Total	17,389	(8,255)	(6,345)	(161)	(431)	249	2,446

Adjusted EBITDA is reconciled to net income (loss) as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders	995	(133)	1,234	(1,775)
Loss attributable to noncontrolling interests	(76)	(9)	(154)	(42)
Net income (loss)	919	(142)	1,080	(1,817)
Depreciation, depletion and amortization	807	966	1,622	1,767
Income taxes	145	473	(504)	(159)
Financial results	485	728	2,770	1,434
Equity results and other results in associates and joint ventures	535	743	701	659
Dividends received and interest from associates and joint ventures (i)	77	221	152	249
Impairment and disposal of non-current assets	403	109	432	313
Adjusted EBITDA	3,371	3,098	6,253	2,446

(i) Includes the remuneration of the financial instrument of the Coal segment.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)   Assets by segment

	June 30, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	1,859	1,233	25,441	1,955	1,729	33,528
Base metals	1,409	16	18,198	1,354	14	19,893
Coal	38	-	-	60	-	-
Others	10	822	1,279	2	1,055	1,654
Total	3,316	2,071	44,918	3,371	2,798	55,075

	Three-month period ended June 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	482	59	478	312	87	531
Base metals	329	63	317	259	42	356
Coal	31	-	-	27	-	60
Others	1	2	12	2	1	19
Total	843	124	807	600	130	966

	Six-month period ended June 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,018	150	900	591	173	959
Base metals	690	115	677	441	53	662
Coal	111	-	19	77	-	109
Others	3	4	26	3	3	37
Total	1,822	269	1,622	1,112	229	1,767

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,303 and US$1,813 in June 30, 2020 and US$1,770 and US$1,859 in December 31, 2019, respectively.

(ii) Cash outflows.

c)   Net operating revenue by geographic area

	Three-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	14	45	-	-	59
United States of America	29	148	-	-	177
Germany	67	284	-	-	351
Europe, except Germany	223	427	34	-	684
Middle East, Africa and Oceania	280	5	21	-	306
Japan	288	108	-	-	396
China	4,154	166	-	-	4,320
Asia, except Japan and China	417	245	35	-	697
Brazil	423	43	4	58	528
Net operating revenue	5,895	1,471	94	58	7,518

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended June 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	145	166	-	-	311
United States of America	123	244	-	-	367
Germany	307	146	-	-	453
Europe, except Germany	466	421	43	-	930
Middle East, Africa and Oceania	491	5	9	-	505
Japan	472	87	30	-	589
China	4,017	183	-	-	4,200
Asia, except Japan and China	513	234	143	-	890
Brazil	781	52	31	77	941
Net operating revenue	7,315	1,538	256	77	9,186

	Six-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	114	244	-	-	358
United States of America	73	393	-	-	466
Germany	249	478	-	-	727
Europe, except Germany	509	805	81	-	1,395
Middle East, Africa and Oceania	522	13	49	-	584
Japan	665	202	13	-	880
China	7,218	282	16	-	7,516
Asia, except Japan and China	828	401	79	-	1,308
Brazil	1,013	80	4	156	1,253
Net operating revenue	11,191	2,898	242	156	14,487

	Six-month period ended June 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	306	386	-	-	692
United States of America	221	453	-	-	674
Germany	569	264	-	-	833
Europe, except Germany	879	817	149	-	1,845
Middle East, Africa and Oceania	1,119	11	36	-	1,166
Japan	950	175	96	-	1,221
China	7,261	326	-	-	7,587
Asia, except Japan and China	946	457	262	-	1,665
Brazil	1,407	100	46	153	1,706
Net operating revenue	13,658	2,989	589	153	17,389

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the third quarter of 2020.

The sensitivity of the Company’s risk on final settlement of its provisionally priced accounts receivables are presented below:

	June 30, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue (US$ million)
Iron ore	19,267	94.3	+/-10%	182
Iron ore pellets	1,783	123.5	+/-10%	22
Copper	81	7,865.0	+/-10%	64

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5.           Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Personnel	362	530	775	992
Materials and services	748	972	1,553	1,925
Fuel oil and gas	206	337	485	684
Maintenance	616	713	1,286	1,341
Energy	147	201	336	413
Acquisition of products	199	137	261	244
Depreciation and depletion	734	871	1,463	1,619
Freight	691	844	1,387	1,605
Others	509	568	944	1,051
Total	4,212	5,173	8,490	9,874

Cost of goods sold	4,086	5,001	8,203	9,541
Cost of services rendered	126	172	287	333
Total	4,212	5,173	8,490	9,874

b)    Selling and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Selling	20	25	37	46
Personnel	40	41	87	87
Services	33	13	51	27
Depreciation and amortization	14	16	31	30
Others	17	15	33	30
Total	124	110	239	220

c)   Other operating expenses (income), net

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Provision for litigations (i)	44	161	63	240
Profit sharing program	13	16	45	51
COVID-19 expenses	85	-	85	-
Others (ii)	95	(142)	106	(172)
Total	237	35	299	119

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) In 2019, includes the reversal of the amount provided for the legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.        Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Financial income
Short-term investments	28	46	80	92
Others (i)	107	76	162	127
	135	122	242	219
Financial expenses
Loans and borrowings gross interest	(193)	(274)	(407)	(526)
Capitalized loans and borrowing costs	12	40	44	77
Participative stockholders' debentures	(231)	(251)	(280)	(628)
Interest on REFIS	(12)	(43)	(37)	(85)
Interest on lease liabilities	(17)	(25)	(35)	(44)
Financial guarantees (note 12)	(31)	10	(172)	19
Others	(113)	(208)	(223)	(372)
	(585)	(751)	(1,110)	(1,559)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	(190)	57	(1,203)	47
Derivative financial instruments (note 19)	(86)	66	(1,470)	159
Other foreign exchange gains (losses), net	297	(36)	846	(33)
Indexation losses, net	(56)	(186)	(75)	(267)
	(35)	(99)	(1,902)	(94)
Total	(485)	(728)	(2,770)	(1,434)

(i) In 2020, includes amounts related to Eletrobrás' contingent assets in the amount of US$59, see note 21e.

7.        Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	9,217	1,882	7,335
Effect in income statement	1,121	(56)	1,177
Translation adjustment	(2,352)	(127)	(2,225)
Other comprehensive income	1,818	(68)	1,886
Balance at June 30, 2020	9,804	1,631	8,173

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Effect in income statement	731	(41)	772
Translation adjustment	68	40	28
Other comprehensive income	(9)	(62)	53
Balance at June 30, 2019	7,698	1,469	6,229

b)    Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Income (loss) before income taxes	1,064	331	576	(1,976)
Income taxes at statutory rate - 34%	(362)	(112)	(196)	672
Adjustments that affect the basis of taxes:
Tax incentives	179	29	489	61
Equity results	14	31	(23)	67
Addition (reversal) of tax loss carryforward	(6)	(267)	394	(495)
Others	30	(154)	(160)	(146)
Income taxes	(145)	(473)	504	159

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

c)	Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settelment program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at June 30, 2020, the balance of US$2,749 (US$321 classified as current liabilities and US$2,428 classified as non-current liabilities) is due in 100 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at June 30, 2020, the SELIC rate was 2.25% per annum.

d)	Uncertain tax positions

In 2004, a decision of the Federal Court of Appeals of the 2nd Region (“TRF”) granted to the Company the right to deduct the social security contributions on the net income (“CSLL”) from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, “TRF” decided in favor for the rescission action. Following this decision, the Company has filed a motion for clarification, which was not accepted in the trial in June 2020. New appeals will be filed.

Due to the developments on the proceedings, the Company has decided to not deduct the “CSLL” from the taxable income from the 2019 year-end onwards. Based on its internal and external experts, the Company has determined that it is probable that the Company’s tax treatment on the uncertainties associated to the deduction of the “CSLL”, in the amount of US$143 (R$783 million), will be accepted by the Brazilian tax authority and, therefore,  this amount has not been reserved in these interim financial statements.

8.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income (loss)	995	(133)	1,234	(1,775)

Thousands of shares
Weighted average number of shares outstanding - common shares	5,129,911	5,181,771	5,129,254	5,181,092

Basic and diluted earnings (loss) per share:
Common share (US$)	0.19	(0.03)	0.24	(0.34)

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.	Accounts receivable

	June 30, 2020	December 31, 2019
Accounts receivable	2,644	2,592
Expected credit loss	(47)	(63)
	2,597	2,529

Revenue related to the steel sector - %	84.80%	87.33%

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Impairment of accounts receivable recorded in the income statement	(3)	(3)	9	(3)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

10.	Inventories

	June 30, 2020	December 31, 2019
Finished products	2,680	2,604
Work in progress	636	767
Consumable inventory	742	903
Total	4,058	4,274

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Reversal (provision) for net realizable value	23	(36)	(39)	(54)

Finished and work in progress products inventories by segments are presented in note 4(b).

11.       Other financial assets and liabilities

	Current		Non-Current
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Other financial assets
Assets held for sale (note 12)	152	152	-	-
Restricted cash	-	-	152	151
Loans	3	-	65	87
Derivative financial instruments (note 19)	97	288	63	184
Investments in equity securities	-	-	428	726
Related parties - Loans (note 24)	302	319	1,592	1,600
	554	759	2,300	2,748
Other financial liabilities
Derivative financial instruments (note 19)	525	94	881	307
Related parties - Loans (note 24)	744	980	940	956
Financial guarantees (note 12)	-	-	543	525
Participative stockholders' debentures	-	-	2,061	2,584
	1,269	1,074	4,425	4,372

Participative stockholders’ debentures

On April 1, 2020, the Company made available for withdrawal as remuneration the amount of US$104 (R$506 million).

12.       Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	2020	2019
Balance at January 1,	2,798	3,225
Additions (i)	75	1
Translation adjustment	(645)	31
Equity results in income statement	(67)	196
Equity results in statement of comprehensive income	(2)	(4)
Fair value adjustment (ii)	-	(163)
Dividends declared	(100)	(180)
Others	12	9
Balance at June 30,	2,071	3,115

(i) In 2020, refers mainly to Companhia Siderúrgica do Pecém’s capital increase.

(ii) In 2019, refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was transferred later to assets held for sale.

The amount of investments by segments are presented in note 4(b).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Assets held for sale

Vale Nouvelle-Calédonie – On May 25, 2020, the Company announced that its subsidiary, Vale Canada Limited (“VCL”), had entered into a non-binding agreement to negotiate with exclusivity the sale of its entire interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”) to New Century Resources Limited (“NCZ”) for an insignificant consideration.

The closing of the transaction is expected to occur by the first quarter of 2021 and is subject to the consultation of the VNC’s works council, as required by the New Caledonian law and customary closing conditions, including regulatory approvals. The parties also plan to jointly engage with the French State to confirm its continued financing support to VNC.

The VNC’s assets and liabilities were classified as “held for sale” at the fair value less costs of disposal, resulting in the recognition of an impairment charge of US$314 recorded as “Impairment and disposals of non-current assets”, in the income statement for the three and six-month periods ended June 30, 2020.

The potential sale agreement will include a financial package to support the transition and continuity of VNC operations from VCL to NCZ, including the funding for the conversion of tailings deposition from wet to dry-stacking (“Project Lucy”). When the negotiation is completed and final transaction documentation is signed, the Company will recognize a liability of approximately US$500 in relation to those potential cash contributions, which will be made by Vale into an independently managed capital trust.

Henan Longyu – On December 27, 2019 the Company entered into an agreement to sell its 25% interest in Henan Longyu Energy Resources Co., Ltd, a company that operates two coal mines in the province of Henan, China, for the total consideration of US$152. The closing is expected by the end of 2020 upon completion of conditions precedent. The investment is classified as held for sale in “other financial assets”.

c) Acquisitions and divestitures

Divestment agreement in compliance with PTVI's Contract of Work - The Company´s subsidiary, PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants.

In June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. ("SMM"), a definitive agreement for the sale of 20% of their stake in PTVI to PT Indonesia Asahan Aluminium ("PT Inalum”), an Indonesia state-owned enterprise. The conclusion of the transaction is expected to occur in 2020, after the satisfaction of customary regulatory approvals.

After the closing of the transaction, Vale and SMM will have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI and, therefore, the Company will continue consolidating PTVI in its financial statements due to the shareholders’ agreement that will be signed by Vale and SMM at the closing of the transaction. With this divestment, the Company will receive cash consideration of approximately US$290 at the closing date of the sale and the result arising from the transaction with non-controlling interests will be recorded within Stockholders’ Equity.

New Steel - On January 24, 2019 the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which are presented as “Intangibles” (note 13).

d) Guarantees provided

As of June 30, 2020, the notional value of corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,526 (December 31, 2019 US$1,655). The fair value of these financial guarantees is shown in note 11.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2020	December 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	21	25	1	4	2	5	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	45	88	2	9	5	27	17	32	17	32
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	36	70	-	9	3	21	13	37	13	37
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	46	65	5	7	10	15	23	27	23	27
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	118	150	6	20	8	51	-	47	-	47
MRS Logística S.A.	48.16	46.75	367	496	14	15	12	27	-	-	-	-
VLI S.A.	37.60	37.60	578	812	8	7	(22)	8	-	-	-	-
Zhuhai YPM Pellet Co.	25.00	25.00	22	23	-	-	-	-	-	-	-	-
			1,233	1,729	36	71	18	154	53	143	53	143
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	-	-	-	3	-	(2)	-	-	-	-
			-	-	-	3	-	(2)	-	-	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	16	14	-	-	-	-	-	-	-	-
			16	14	-	-	-	-	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	338	470	7	9	17	23	24	28	24	28
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	115	160	(2)	-	(3)	2	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	240	242	5	10	(2)	27	-	21	-	21
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	-	-	-	-	(75)	-	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	62	97	(2)	4	(12)	3	-	-	-	-
Others			67	86	(1)	(7)	(10)	(11)	-	1	-	1
			822	1,055	7	16	(85)	44	24	50	24	50
Total			2,071	2,798	43	90	(67)	196	77	193	77	193

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Additions	-	69	-	8	-	77
Disposals	-	(3)	-	-	-	(3)
Amortization	-	(92)	(1)	(12)	-	(105)
Translation adjustment	(514)	(1,042)	(11)	(14)	(181)	(1,762)
Balance at June 30, 2020	3,115	2,902	128	58	503	6,706
Cost	3,115	3,792	223	683	503	8,316
Accumulated amortization	-	(890)	(95)	(625)	-	(1,610)
Balance at June 30, 2020	3,115	2,902	128	58	503	6,706

	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Additions	-	217	-	26	497	740
Disposals	-	(12)	-	-	-	(12)
Amortization	-	(137)	(1)	(39)	-	(177)
Translation adjustment	87	46	5	3	(12)	129
Balance at June 30, 2019	3,740	4,175	141	101	485	8,642
Cost	3,740	5,253	214	984	485	10,676
Accumulated amortization	-	(1,078)	(73)	(883)	-	(2,034)
Balance at June 30, 2019	3,740	4,175	141	101	485	8,642

(i) Refers mainly to the acquisition of New Steel Global N.V. (note 12c).

Concessions

The Federal Court of Audit approved on July 29, 2020 (subsequent event), the early extension of the Vitória Minas Railroad (EFVM) and Carajás Railroad (EFC) concessions. The Company will assess the terms and consequences of this decision to submit the proposal, with the required counterparts, to its Board of Directors.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	715	9,987	9,604	5,686	8,261	1,692	6,253	4,378	46,576
Additions (i)	-	-	-	-	-	36	-	1,812	1,848
Disposals	(1)	(2)	(4)	(4)	(8)	-	(4)	(32)	(55)
Assets retirement obligation	-	-	-	-	343	-	-	-	343
Depreciation, amortization and depletion	-	(224)	(276)	(396)	(259)	(83)	(254)	-	(1,492)
Impairment (note 12b)	-	(168)	(228)	(17)	(123)	-	(61)	(95)	(692)
Translation adjustment	(122)	(1,976)	(2,116)	(794)	(972)	(114)	(1,403)	(819)	(8,316)
Transfers	18	110	178	286	359	-	260	(1,211)	-
Balance at June 30, 2020	610	7,727	7,158	4,761	7,601	1,531	4,791	4,033	38,212
Cost	610	13,723	10,825	10,176	15,929	1,837	9,178	4,033	66,311
Accumulated depreciation	-	(5,996)	(3,667)	(5,415)	(8,328)	(306)	(4,387)	-	(28,099)
Balance at June 30, 2020	610	7,727	7,158	4,761	7,601	1,531	4,791	4,033	38,212

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	-	7,269	3,387	48,385
Effects of IFRS 16 adoption	-	-	-	-	-	1,801	-	-	1,801
Additions (i)	-	-	-	-	-	64	-	1,721	1,785
Disposals	(21)	(110)	(30)	(24)	(153)	(4)	(164)	(28)	(534)
Assets retirement obligation	-	-	-	-	227	-	-	-	227
Depreciation, amortization and depletion	-	(260)	(319)	(428)	(321)	(90)	(331)	-	(1,749)
Translation adjustment	7	135	148	51	217	6	95	63	722
Transfers	-	89	124	547	338	-	404	(1,502)	-
Balance at June 30, 2019	621	10,806	11,159	6,553	8,807	1,777	7,273	3,641	50,637
Cost	621	18,627	17,754	12,730	17,523	1,927	12,274	3,641	85,097
Accumulated depreciation	-	(7,821)	(6,595)	(6,177)	(8,716)	(150)	(5,001)	-	(34,460)
Balance at June 30, 2019	621	10,806	11,159	6,553	8,807	1,777	7,273	3,641	50,637

(i) Includes capitalized borrowing costs.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 15) compared to those disclosed in the financial statements as at December 31, 2019.

Leases

Changes in the recognized right-of-use assets and leases liabilities are as follows:

	Assets
	December 31, 2019	Additions and contract modifications (i)	Depreciation	Translation adjustment	June 30, 2020
Ports	734	1	(18)	(30)	687
Vessels	582	-	(25)	(1)	556
Pellets plants	161	29	(21)	(38)	131
Properties	133	3	(13)	(42)	81
Energy plants	64	-	(2)	1	63
Locomotives	-	2	-	-	2
Mining equipment	18	1	(4)	(4)	11
Total	1,692	36	(83)	(114)	1,531

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	December 31, 2019	Additions and contract modifications (i)	Payments	Interest	Translation adjustment	June 30, 2020
Ports	750	1	(38)	14	(20)	707
Vessels	580	-	(41)	12	5	556
Pellets plants	175	29	(2)	5	(57)	150
Properties	152	3	(8)	3	(25)	125
Energy plants	71	-	(1)	-	(11)	59
Locomotives	40	2	(4)	-	(1)	37
Mining equipment	23	1	(5)	1	(2)	18
Total	1,791	36	(99)	35	(111)	1,652

(i) Additions mainly relates to renewal of the contract with the pelletizing companies Hispanobras and Itabrasco, which expires in March 2021 and June 2021, respectively.

The annual minimum payments are presented as follows:

	2020	2021	2022	2023	2024 onwards	Total
Ports	15	33	33	33	617	731
Vessels	33	65	63	62	465	688
Pellets plants	29	21	21	6	72	149
Properties	20	27	17	14	40	118
Energy plants	3	6	6	6	33	54
Locomotives	4	9	9	9	23	54
Mining equipment	3	5	5	3	2	18
Total	107	166	154	133	1,252	1,812

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as “leases”

in the balance sheet is measured at the present value of such obligations.

The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and six-month periods ended June 30, 2020 was US$10 and US$38, respectively, and for the three and six-month periods ended June 30, 2019 was US$120 and US$308, respectively. The interest accretion recognized in the income statement is disclosed in note 6.

15.       Loans, borrowings, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	June 30, 2020	December 31, 2019
Debt contracts in the international markets	15,247	10,494
Debt contracts in Brazil	1,656	2,562
Total of loans and borrowings	16,903	13,056

(-) Cash and cash equivalents	12,113	7,350
(-) Short-term investments	93	826
Net debt	4,697	4,880

b)    Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$1,949 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), US$9,915 denominated in US$ and US$249 denominated in other currencies.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Short-term investments

At June 30, 2020, the balance of US$93 is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government. At December 31, 2019, the balance of US$826 is mainly comprised of investments directly in LFTs.

d)        Loans and borrowings

i)        Total debt

	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	173	113	7,687	2,802
EUR	-	-	225	225
Fixed rates in:
US$	14	147	6,069	6,080
EUR	-	-	843	843
Other currencies	11	14	91	106
Accrued charges	134	160	-	4
	332	434	14,915	10,060
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	564	650	944	1,677
Basket of currencies and US$ indexed to LIBOR	45	44	33	56
Fixed rates in:
R$	22	43	23	45
Accrued charges	25	43	-	4
	656	780	1,000	1,782
Total	988	1,214	15,915	11,842

The future flows of debt payments, principal and interest, are as follows:

	Principal	Estimated future interest payments (i)
2020	356	315
2021	656	633
2022	2,909	589
2023	1,157	553
Between 2024 and 2028	7,330	2,012
2029 onwards	4,336	2,705
Total	16,744	6,807

(i) Based on interest rate curves and foreign exchange rates applicable as at June 30, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

At June 30, 2020, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and borrowings
US$	3.85%	14,136
R$ (ii)	8.93%	1,577
EUR (iii)	3.79%	1,087
Other currencies	3.45%	103
		16,903

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at June 30, 2020.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$1,493 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.97% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
December 31, 2019	13,056
Additions	5,000
Repayments	(491)
Interest paid	(412)
Cash flow from financing activities	4,097

Effect of exchange rate	(619)
Interest accretion	369
Non-cash changes	(250)

June 30, 2020	16,903

iii) Credit and financing lines

In March 2020, the Company drew down US$5 billion under its revolving credit lines agreements, maturing in June 2022 (US$2 billion) and in December 2024 (US$3 billion), as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak.

iv) Funding

In July 2020 (subsequent event), the Company issued through Vale Overseas Limited guaranteed notes due July 2030 totaling US$1,500. The notes bear 3.750% coupon per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount.

v) Guarantees

As at June 30, 2020 and December 31, 2019, loans and borrowings are secured by property, plant and equipment in the amount of US$160 and US$220, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2020.

16.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP Brasil”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale and BHP Brasil agreed to establish the Renova Foundation, an entity responsible to develop and implement 42 long-term mitigation and compensation programs. In addition, the Company has a provision of US$183 (R$1,001 million) for the de-characterization of the Germano dam.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations and expects to restart its operations by the end of 2020, subject to its shareholders’ approval.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The changes in the provision for the periods ended June 30, 2020 and 2019 are as follows:

	2020	2019
Balance at January 1,	1,700	1,121
Provision increase	566	640
Payments	(169)	(149)
Present value valuation	40	79
Translation adjustment	(468)	19
Balance at June 30,	1,669	1,710

	June 30, 2020	December 31, 2019
Current liabilities	709	516
Non-current liabilities	960	1,184
Liabilities	1,669	1,700

Renova Foundation

During the second quarter of 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review, resulted in an additional provision of US$566 (R$2,939 million) for the Company, which corresponds to its portion of the responsibility to support the Renova Foundation for the next 10 years. The contingencies related to the Fundão dam rupture are disclosed in note 21.

Samarco’s working capital

In addition to the provision, Vale may provide a short-term credit facility up to US$213, to support Samarco’s cash requirements, of which US$76 has already been made available during the six-month period ended June 30, 2020. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During the second quarter of 2020, the Company received payments in the amount of US$6 and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17.       Financial instruments classification

	June 30, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	12,113	-	-	12,113	7,350	-	-	7,350
Short-term investments	-	-	93	93	-	-	826	826
Derivative financial instruments	-	-	97	97	-	-	288	288
Accounts receivable	2,570	-	27	2,597	2,452	-	77	2,529
Related parties	302	-	-	302	319	-	-	319
	14,985	-	217	15,202	10,121	-	1,191	11,312
Non-current
Judicial deposits	2,070	-	-	2,070	3,133	-	-	3,133
Restricted cash	152	-	-	152	151	-	-	151
Derivative financial instruments	-	-	63	63	-	-	184	184
Investments in equity securities	-	428	-	428	-	726	-	726
Loans	65	-	-	65	87	-	-	87
Related parties	1,592	-	-	1,592	1,600	-	-	1,600
	3,879	428	63	4,370	4,971	726	184	5,881
Total of financial assets	18,864	428	280	19,572	15,092	726	1,375	17,193

Financial liabilities
Current
Suppliers and contractors	2,934	-	-	2,934	4,107	-	-	4,107
Leases	220	-	-	220	225	-	-	225
Derivative financial instruments	-	-	525	525	-	-	94	94
Loans and borrowings	988	-	-	988	1,214	-	-	1,214
Interest on capital	1,159	-	-	1,159	1,571	-	-	1,571
Related parties	744	-	-	744	980	-	-	980
	6,045	-	525	6,570	8,097	-	94	8,191
Non-current
Leases	1,432	-	-	1,432	1,566	-	-	1,566
Derivative financial instruments	-	-	881	881	-	-	307	307
Loans and borrowings	15,915	-	-	15,915	11,842	-	-	11,842
Related parties	940	-	-	940	956	-	-	956
Participative stockholders' debentures	-	-	2,061	2,061	-	-	2,584	2,584
Financial guarantees	-	-	543	543	-	-	525	525
	18,287	-	3,485	21,772	14,364	-	3,416	17,780
Total of financial liabilities	24,332	-	4,010	28,342	22,461	-	3,510	25,971

18.       Fair value estimate

a)    Assets and liabilities measured and recognized at fair value:

	June 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	93	-	-	93	826	-	-	826
Derivative financial instruments	-	136	24	160	-	448	24	472
Accounts receivable	-	27	-	27	-	77	-	77
Investments in equity securities	428	-	-	428	726	-	-	726
Total	521	163	24	708	1,552	525	24	2,101

Financial liabilities
Derivative financial instruments	-	1,367	39	1,406	-	281	120	401
Participative stockholders' debentures	-	2,061	-	2,061	-	2,584	-	2,584
Financial guarantees	-	543	-	543	-	525	-	525
Total	-	3,971	39	4,010	-	3,390	120	3,510

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the six-month period ended June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The following table presents the changes in Level 3 assets and liabilities for the six-month period ended June 30, 2020:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	24	120
Gain and losses recognized in income statement	7	(52)
Translation adjustments	(7)	(29)
Balance at June 30, 2020	24	39

Methods and techniques of evaluation

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves” (note 25).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

b)       Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
June 30, 2020
Debt principal	16,744	18,107	8,825	9,282

December 31, 2019
Debt principal	12,845	14,584	8,983	5,601

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19.	Derivative financial instruments

a)    Derivatives effects on statement of financial position

	Assets
	June 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	13	-
IPCA swap	43	37	83	117
Pre-dollar swap	-	-	21	8
	43	37	117	125
Commodities price risk
Nickel (i)	2	-	151	9
Bunker oil, Gasoil and Brent	45	3	19	-
	47	3	170	9
Others	7	23	1	50
	7	23	1	50
Total	97	63	288	184

(i) The nickel hedge accounting program was fully settled on April 1,2020. The remaining balance relates to the palladium (a nickel by-product) hedge accounting program.

	Liabilities
	June 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	198	610	48	80
IPCA swap	91	103	13	37
Eurobonds swap	6	50	6	29
Pre-dollar swap	75	75	8	37
	370	838	75	183
Commodities price risk
Nickel	-	-	4	4
Bunker oil, Gasoil and Brent	154	-	7	-
	154	-	11	4
Others	1	43	8	120
	1	43	8	120
Total	525	881	94	307

b)       Effects of derivatives on the income statement, cash flow and other comprehensive income

	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(185)	16	(865)	11
IPCA swap	(24)	16	(256)	28
Eurobonds swap	7	(2)	(27)	(21)
Pre-dollar swap	(28)	(5)	(173)	(2)
	(230)	25	(1,321)	16
Commodities price risk
Nickel	-	(4)	(1)	16
Bunker oil, Gasoil and Brent	99	-	(246)	30
	99	(4)	(247)	46
Options - MBR	-	36	-	38
Others	45	9	98	59
	45	45	98	97
Total	(86)	66	(1,470)	159

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(33)	(21)	(51)	(106)
IPCA swap	-	-	-	(28)
Eurobonds swap	-	-	(6)	(5)
Pre-dollar swap	8	16	(13)	14
	(25)	(5)	(70)	(125)
Commodities price risk
Nickel	38	1	292	4
Bunker oil, Gasoil and Brent	(129)	-	(130)	-
	(91)	1	162	4
Others	2	-	67	-
Total	(114)	(4)	159	(121)

	Gain recognized in other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Derivatives designated as cash flow hedge accounting
Nickel	(49)	-	15	-
Total	(49)	-	15	-

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Palladium	March 2021
Nickel	December 2021
Brent	June 2021
Gasoil	December 2020
Debentures convertible into shares	December 2027
Others	July 2022

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”. As at June 30, 2020, the carrying value of the debts designated as instrument hedge of these investments are US$2,259 and EUR750.

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Hedge in foreign operation, net of tax	(119)	33	(638)	24

20.        Provisions

	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	496	790	-	-
Onerous contracts	57	57	855	866
Environmental obligations	98	146	235	243
Asset retirement obligations	126	158	3,375	3,802
Provisions for litigation (note 21)	-	-	1,144	1,462
Employee postretirement obligations (note 22)	73	79	2,199	2,120
Provisions	850	1,230	7,808	8,493

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21.       Litigations

a)      Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	696	300	455	11	1,462
Additions and reversals, net	19	28	14	2	63
Payments	(10)	(11)	(34)	-	(55)
Indexation and interest	13	16	13	-	42
Translation adjustment	(168)	(77)	(120)	(3)	(368)
Balance at June 30, 2020	550	256	328	10	1,144

	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	729	166	459	3	1,357
Additions and reversals, net (ii)	-	171	63	6	240
Payments	(14)	(36)	(72)	(1)	(123)
Indexation and interest	(2)	20	15	2	35
Translation adjustment	12	(1)	5	-	16
Balance at June 30, 2019	725	320	470	10	1,525

(i)	Includes amounts regarding to social security claims that were classified as labor claims.

(ii)   Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

b)       Contingent liabilities

The Company has contingent liabilities where claims are debated in both administrative and judicial claims and whose expected loss is classified as possible, and for which are not recognized by the Company.

Based in the legal opinions, the presentation of the litigations classified with expected loss as possible are presented as follow:

	June 30, 2020	December 31, 2019
Tax litigations	6,890	8,395
Civil litigations	1,215	1,518
Labor litigations	511	773
Environmental litigations	827	1,094
Brumadinho event	130	158
Total	9,573	11,938

i - Tax litigations - The most relevant tax and social security contingent liabilities are associated with proceedings related to the collection of: (i) corporate income tax (“IRPJ”) and social contributions on the net income (“CSLL”), (ii) PIS and COFINS tax credits, (iii) value added tax on the services and circulation of goods (“ICMS”), (iv) the mining royalty known as CFEM (Compensação Financeira pela Exploração de Recursos Minerais). The increase in the contingent liability for the six-month period ended June 30, 2020 is mainly due to new proceedings related to CFEM, ICMS and PIS, associated with the changes on the stage of the proceedings and monetary updates of the judicial claims under discussion.

ii - Civil litigations - Most of these lawsuits have been filed by suppliers under the argument of contractual imbalance and non-compliance, thus seeking compensation for alleged losses, payments and contractual fines. In addition, there are also land-based lawsuits regarding Vale's operational properties.

iii - Labor litigations - Represents individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

iv - Environmental litigations - The most significant claims concern alleged environmental damages and issues related to environmental licensing.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	June 30, 2020	December 31, 2019
Tax litigations	934	1,278
Civil litigations	73	86
Labor litigations	168	246
Environmental litigations	45	41
Brumadinho event (note 3)	850	1,482
Total	2,070	3,133

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$1.8 billion (R$10 billion) in guarantees for its lawsuits, as an alternative to judicial deposits. For the Brumadinho event, the Company contracted guarantees in the amount of US$1 billion (R$5.7 billion) which were presented in court according to agreements with Treasury Court of Minas Gerais and Public Prosecutor's Office.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$3.7 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$28.3 billion (R$155 billion).

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguished (i) the public civil claim of US$3.7 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of US$28.3 billion (R$155 billion) filed by MPF. The agreement also established a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialist engaged by the Public Prosecutor's Office in this process. These negotiations are ongoing and the conclusion is expected to occur by the end of this year.

In September 2019, the Court approved the list of entities selected by the community to provide it with technical assistance to assure its participation on the debates regarding the measures to be adopted to mitigate the impacts, in accordance with to the referred agreement.

In January 2020, the Court issued an order for the Brazilian Mining Authority (“ANM”) ratifying the injunction issued on the public civil actions, filed by the Brazilian Federal Government and others, and determining the immediate revocation of the restrictions on Vale's mining concessions.

In January 2020, the Court also determined the commencement of 10 specific proceedings to address the controverted and pending items related to settlement agreements, signed by the parties (TTAC and TacGov), according to some aspects from the referred agreements (the “Priority Topics”). The Court has been establishing specific obligations in each of the Priority Topics for public authorities, Renova Foundation, Vale, Samarco and BHP Brasil with the purpose of overcoming any pending and controversial for each of the Priority Topics.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs alleged that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and threats of Samarco's Fundão dam operation and on the adequacy of programs and related procedures.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. In December 2019 the plaintiffs filed a Notice of Appeal to the Court of Appeals. On March 10, 2020, the plaintiff filed its opening appeal brief. In June 8, 2020, Vale has filed the opposition to Safra’s Appeal and they have filed their reply. The New York State Court of Appeals should rule the case during 2020. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal.

(iii) Class action lawsuits related to Vale’s American Depositary Receipts

Vale and some of its Executive Officers were named as defendants in a class action filed with the Federal Court in New York, which was raised by holders of Vale’s ADRs under U.S. federal securities laws. The suit was brought as a putative class action on behalf of holders of Vale’s ADRs, alleging violations of the U.S. Federal Securities laws on the basis of alleged false and misleading statements or omissions concerning the risks of Samarco’s Fundão dam operation and the adequacy of the related programs and procedures.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale and individual defendants, determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs' case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.'s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

Upon the Court's determination, the parties submitted, on February 7, 2020, a settlement proposal whereby the defendants agreed to pay the amount of US$25 for closing the case and, in a public hearing held on June 10, 2020, the final agreement was approved by the Court. The agreement amount was recognized in the Company’s income statement within “Result from interests and other results in associates and joint ventures”.

(iv) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. On April 23, 2019, the Federal Court from the 1st Region (“TRF 1”) granted a writ of Habeas Corpus to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same time, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

Currently, the progress of the criminal action is on hold due to the judgment of Habeas Corpus, with no decision.

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the judge withdrew the charges against Vale and BHP executives and the accusation withheld for trial for the two companies together with Samarco and its representatives. The accusation of crimes committed against the Environmental Public Administration by Vale and one of its executives also remained unaltered. Additionally, the judge determined precatory letters to be sent to collect the defense witnesses testimonies and opened a 60 day term for the defenses to present a list of questions to be put together with the international cooperation for the testimony of the accusation witnesses residing in Canada.

In March 2020, the Lower Court at Ponte Nova scheduled hearings to take place in April and May, 2020, to take depositions of those defense witnesses who were able to attend it, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. Vale is currently waiting for confirmation from the Courts whether hearings previously scheduled to take place in the next months will be maintained or not.

In July 2020, the Federal Court of the 1st Region denied an appeal presented by Vale and rejected the claim to recognize the state of limitation to keep the company within the criminal process.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(v) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested a judicial order to secure the payment of alleged federal tax and social security debts regarding Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The PGFN filed an appeal to the Local Court. The Company is waiting for the Court ruling.

e) Contingent Assets

(i) Compulsory loan

In 2015, the Company requested for the enforcement of the judicial decision in the amount of US$96 (R$524 million) related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment of the amount recognized by Eletrobrás as due and such requirement was granted by the court. In June 2020, Eletrobrás made a deposit of US$55 (R$301 million), accordingly, the Company recognized an asset of such amount in these interim financial statements. The remaining amount is still under assessment and so, the Company did not recognize the asset in these interim financial statements.

(ii) ICMS included in PIS and COFINS tax base

Vale had been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001. In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding did not reach the res judicata. Vale is waiting for a final decision on the leading that will be issued by Supreme Court in order to calculate the amount to be refunded arising from both proceedings. The Company did not record an asset in these interim financial statements.

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited ("VBG") (formerly BSG Resources (Guinea) Limited), which had iron ore concession rights in Simandou South ("Zogota") and iron ore exploration permits over the areas known as Simandou Blocks 1 & 2 in Guinea. In 2014, the Republic of Guinea revoked those rights after a finding that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

Vale commenced arbitration proceedings against BSG Resources Limited (“BSGR”) in April 2014, and in April 2019, the arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of US$1.2 billion plus costs and interest (with interest and costs, the award exceeds US$2.0 billion).  The arbitral tribunal ruled that BSGR had defrauded Vale by inducing Vale to enter into the joint venture. On September 20, 2019, the English High Court ruled that Vale can proceed with enforcement of its US$2.0 billion arbitration award.

BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

BSGR challenged the award before the English High Court, and its challenge was dismissed on November 29, 2019. BSGR has also applied to the United States Bankruptcy Court to have its administration recognized in the United States.

On December 3, 2019, Vale and two of its affiliates filed new litigation proceedings in the English High Court, claiming damages of approximately US$1.85 billion, against certain individuals and related parties to BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iv) Canadian Tax Litigation Matter

Vale Canada Limited (“VCL”) and the Canadian Department of Justice - Canada Revenue Agency signed an agreement regarding a tax litigation matter related to the appropriate tax treatment of certain receipts received and expenditures incurred by VCL in respect of merger and acquisition transactions in 2006. In 2019, the Company recognized an asset in the amount of US$162 (CAD221 million) for the agreed tax refund including interest and recognized in 2020 an additional amount of US$15 (CAD21 million) related to interest.  The total amount has been paid in full to the company.

22.     Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	June 30, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(2,829)	(4,338)	(1,469)	(4,006)	(4,421)	(1,504)
Fair value of assets	3,589	3,535	-	5,304	3,726	-
Effect of the asset ceiling	(760)	-	-	(1,298)	-	-
Liabilities	-	(803)	(1,469)	-	(695)	(1,504)

Current liabilities	-	(24)	(44)	-	(13)	(66)
Non-current liabilities	-	(779)	(1,425)	-	(682)	(1,438)
Liabilities	-	(803)	(1,469)	-	(695)	(1,504)

23. Stockholders’ equity

a)       Share capital

As at June 30, 2020, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2020
Stockholders	Common shares	Golden shares	Total
Litel Participações S.A. and Litela Participações S.A.	594,565,564	-	594,565,564
BNDES Participações S.A.	323,496,276	-	323,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,114,017,346	-	1,114,017,346
Foreign institutional investors in local market	1,236,753,147	-	1,236,753,147
FMP - FGTS	44,454,824	-	44,454,824
PIBB - Fund	3,290,327	-	3,290,327
Institutional investors	922,693,533	-	922,693,533
Retail investors in Brazil	310,385,604	-	310,385,604
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	-	61,614

Total authorized shares	7,000,000,000	-	7,000,000,000

b) Shares in treasury

The Company used 1,628,485 and 2,024,059 treasury shares, to pay the Matching program of its eligible executives, in the amount of US$14 and US$22 recognized as “assignment and transfer of shares” for the six-month periods ended June 30, 2020 and 2019, respectively.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Remuneration to the Company´s stockholders

On July 29, 2020 (subsequent event), the Board of Directors approved the resumption of the stockholders´ remuneration policy, which was suspended as a result of the Brumadinho dam failure. This policy, formerly approved in March 2018, set a semi-annual payment that is calculated by applying 30% on Adjusted EBITDA less sustaining capital expenditures. In addition, the Board of Directors approved the payment of interest on capital in the total gross amount of US$1,324 (R$7,253 million), equivalent to R$1.414364369 per share, declared in December 2019 based on profit reserves.

24.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)	Transactions with related parties

	Three-month period ended June 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	68	57	55	180	96	68	46	210
Cost and operating expenses	(261)	(5)	-	(266)	(398)	(7)	-	(405)
Financial result	8	2	(13)	(3)	(12)	-	(1)	(13)

	Six-month period ended June 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	137	118	87	342	160	136	90	386
Cost and operating expenses	(528)	(11)	-	(539)	(896)	(15)	-	(911)
Financial result	29	4	(36)	(3)	(10)	-	(31)	(41)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistical costs for using the Nacala Logistic Corridor.

b)	Outstanding balances with related parties

	June 30, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders (iii)	Total	Joint Ventures	Associates	Major stockholders (iii)	Total
Assets
Cash and cash equivalents	-	-	1,361	1,361	-	-	1,384	1,384
Accounts receivable	70	29	3	102	91	22	5	118
Dividends receivable	76	6	-	82	83	6	-	89
Loans (i)	1,894	-	-	1,894	1,919	-	-	1,919
Derivatives financial instruments	-	-	-	-	-	-	42	42
Other assets	62	-	-	62	65	-	-	65

Liabilities
Supplier and contractors	94	10	122	226	302	28	37	367
Loans (ii)	-	1,390	988	2,378	-	1,367	1,688	3,055
Derivatives financial instruments	-	-	102	102	-	-	64	64
Other liabilities	294	49	-	343	569	-	-	569

(i) Refers to the loan with Nacala BV.

(ii) Mainly relates to the loan from Pangea Emirates Ltd.

(iii) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.	Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2020, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021	2022+

CDI vs. US$ fixed rate swap					(615)	(39)	(20)	46	(113)	(72)	(430)
Receivable	R$ 10,850	R$ 2,115	CDI	100.07%
Payable	US$ 2,579	US$ 558	Fix	2.07%

TJLP vs. US$ fixed rate swap					(193)	(75)	(19)	10	(26)	(53)	(114)
Receivable	R$ 1,881	R$ 2,111	TJLP +	1.15%
Payable	US$ 531	US$ 601	Fix	3.00%

R$ fixed rate vs. US$ fixed rate swap					(140)	(18)	(13)	11	(7)	(73)	(60)
Receivable	R$ 2,579	R$ 2,173	Fix	5.66%
Payable	US$ 642	US$ 604	Fix	0.20%

IPCA vs. US$ fixed rate swap					(194)	46	(10)	12	(4)	(91)	(99)
Receivable	R$ 2,450	R$ 2,826	IPCA +	5.06%
Payable	US$ 649	US$ 759	Fix	4.01%

IPCA vs. CDI swap					80	105	-	2	43	6	31
Receivable	R$ 1,650	R$ 1,634	IPCA +	6.62%
Payable	R$ 1,350	R$ 1,350	CDI	98.57%

	Notional				Fair value		Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average rate (BRL/USD)	June 30, 2020	December 31, 2019	June 30, 2020	2020+

Forward	R$924	R$ 121	B	5.96	(10)	1	4	(10)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021	2022+

EUR fixed rate vs. US$ fixed rate swap					(56)	(35)	(6)	4	-	(6)	(51)
Receivable	€500	€500	Fix	3.75%
Payable	US$ 613	US$ 613	Fix	4.29%

(iii) Protection program for Libor floating interest rate US$ denominated debt

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by Vale into fixed interest rate. In those swaps, Vale receives floating rates and pays fixed rates in US$.

	Notional				Fair value		Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	2020	2021	2022

Libor vs. US$ fixed rate swap					(5)	-	2	1	(2)	(3)
Receivable	US$ 800	-	Libor 3M	-
Payable	US$ 800	-	Fix	0.45%

b) Commodities derivative positions

(i)	Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Brent Crude Oil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021

Call options	11,089,494	7,048,500	B	63	37	11	-	3	6	31
Put options	11,089,494	7,048,500	S	38	(63)	(4)	(57)	8	(54)	(9)
Total					(26)	7	(57)	11	(48)	22

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Gasoil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020

Call options	6,481,500	7,710,750	B	88	3	6	-	1	3
Put options	6,481,500	7,710,750	S	56	(71)	(3)	(89)	8	(71)
Total					(68)	3	(89)	9	(68)

(ii) Protection programs for base metals products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented, usually through the purchase of nickel forwards, to convert into floating prices the contracts with clients that required a fixed price.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021

Fixed price sales protection
Nickel forwards	3,139	-	B	11,843	3	-	1	1	3	1
Total					3	-	1	1	3	1

Nickel Revenue Hedging Program

In 2019, to reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes and hedge accounting treatment is given to this program.

In April 2020 the hedge program was fully settled. The cumulative gain recognized in the cash flow hedge reserve until the settlement of the option contracts will be reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021

Nickel Revenue Hedging Program
Call options	-	75,984	S	-	-	(12)	-	-	-	-
Put options	-	75,984	B	-	-	162	292	-	-	-
Total					-	150	292	-	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Palladium Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021

Palladium Revenue Hedging Program
Palladium Forwards	7,200	-	S	2,228	2	-	3	1	2	-

Call Options	14,400	-	S	2,387	(1)	-	-	-	-	(1)
Put Options	14,400	-	B	2,050	4	-	-	1	2	2
Total					5	-	3	2	4	1

c) Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/day)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020+

Freight forwards	2,575	1,050	B	12,914	6	-	(6)	2	6

d) Wheaton Precious Metals Corp. warrants

The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$2.50 per warrant, totaling US$25.

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2023

Call options	-	10,000,000	B	-	-	26	25	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Debentures convertible into shares

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of an associate’s shares, held by the Company. This option may be fully, or partly exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, until the maturity date of the debentures.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2027

Conversion options	140,239	140,239	S	6,688	(39)	(51)	-	2	(39)

f) Option related to a Special Purpose Entity “SPE”

The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2022

Call option	137,751,623	137,751,623	B	2.69	24	24	-	2	24

g) Embedded derivatives in contracts

In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment until August 2020. This is considered an embedded derivative, with payoff equivalent to a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020

Put option	1,105,070,863	1,105,070,863	S	4.04	-	(69)	-	24	-

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020

Nickel forwards	3,078	1,497	S	12,446	(1)	2	-	1	(1)
Copper forwards	1,348	1,009	S	5,479	-	-	-	-	-
Total					(1)	2	-	1	(1)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021+

Call options	746,667	746,667	S	233	-	(1)	-	-	-	-

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at June 30, 2020

-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(615)	(1,275)	(1,935)
	US$ interest rate inside Brazil decrease	(615)	(647)	(681)
	Brazilian interest rate increase	(615)	(642)	(670)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(193)	(333)	(474)
	US$ interest rate inside Brazil decrease	(193)	(197)	(201)
	Brazilian interest rate increase	(193)	(203)	(213)
	TJLP interest rate decrease	(193)	(204)	(215)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(140)	(298)	(455)
	US$ interest rate inside Brazil decrease	(140)	(144)	(148)
	Brazilian interest rate increase	(140)	(151)	(161)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(194)	(370)	(546)
	US$ interest rate inside Brazil decrease	(194)	(201)	(209)
	Brazilian interest rate increase	(194)	(211)	(228)
	IPCA index decrease	(194)	(206)	(217)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	80	77	74
	IPCA index decrease	80	78	77
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(78)	(77)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(56)	(213)	(371)
	Euribor increase	(56)	(57)	(57)
	US$ Libor decrease	(56)	(57)	(58)
Protected item: EUR denominated debt	EUR depreciation	n.a.	213	371

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	(5)	(7)	(9)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	7	9

NDF BRL/USD	R$ depreciation	(10)	(55)	(101)
	US$ interest rate inside Brazil decrease	(10)	(12)	(15)
	Brazilian interest rate increase	(10)	(19)	(28)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

Fuel oil protection
Options	Price input decrease	(94)	(229)	(385)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	229	385

Maritime Freight protection
Forwards	Freight price decrease	6	(4)	(13)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	4	13

Nickel sales fixed price protection
Forwards	Nickel price decrease	3	(7)	(17)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	7	17

Palladium Revenue Hedging Program
Options	Palladium price increase	5	(4)	(13)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	4	13

Conversion options	Stock value increase	(39)	(65)	(100)

Option - SPCs	SPCs stock value decrease	24	11	2

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(11)	(20)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(2)	(4)
Embedded derivatives - Gas purchase	Pellet price increase	-	(1)	(2)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	-	(191)	(399)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i)        Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P	Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A	Deutsche Bank	A3	BBB+
Agricultural Bank of China	A1	A	Goldman Sachs	A3	BBB+
ANZ Australia and New Zealand Banking	Aa3	AA-	HSBC	A2	A-
Banco ABC	Ba3	BB-	Industrial and Commercial Bank of China	A1	A
Banco Bradesco	Ba3	BB-	ING	Baa1	BBB
Banco do Brasil	Ba3	BB-	Intesa Sanpaolo Spa	Baa1	BBB
Banco do Nordeste do Brasil SA	Ba3	BB-	JP Morgan Chase & Co	A2	A-
Banco Itaú Unibanco	Ba3	BB-	Macquarie Group Ltd	A3	BBB+
Bank Mandiri	Baa2	BBB-	Mega International Commercial Bank	A1	A
Banco Santander	A2	A	Millenium BIM	A1	A-
Banco Votorantim	Ba3	BB-	Bank of Tokyo Mitsubishi UFJ	A1	A-
Bancolombia	Baa2	BB+	Mitsui & Co	A1	A-
Bank of America	A2	A-	Mizuho Financial	A1	A-
Bank of China	A1	A	Morgan Stanley	A3+	BBB+
Bank of Montreal	Aa2	A+	Muscat Bank	B1	BB-
Bank of Nova Scotia	A2	A+	National Australia Bank	Aa3	AA-
Bank of Shanghai	Baa2	-	National Bank of Canada	Aa3	A
Bank Rakyat Indonesia (BRI)	Baa2	BBB-	National Bank of Oman	B1	-
Banpara	-	BB-	Natixis	A1	A+
Barclays	Baa2	BBB	Rabobank	Aa3	A+
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-	Royal Bank of Canada	Aa2	AA-
BNP Paribas	Aa3	A+	Banco Safra	Ba3	BB-
BTG Pactual	Ba3	BB-	Société Générale	A1	A
Caixa Econômica Federal	Ba3	BB-	Standard Bank Group	Ba2	-
Calyon	Aa3	A+	Standard Chartered	A2	BBB+
China Construction Bank	A1	A	Sumitomo Mitsui Financial	A1	A-
CIBC Canadian Imperial Bank	Aa2	A+	Toronto Dominion Bank	Aa3	AA-
CIMB Bank	Baa1	A-	UBS	Aa3	A-
Citigroup	A3	BBB+	Unicredit	Baa1	BBB
Credit Suisse	Baa2	BBB+	United Overseas Bank	Aa1	AA-

47

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020	Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations

48